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                           April 26, 2023

       Qichao Hu
       Chief Executive Officer
       SES AI Corporation
       35 Cabot Road
       Woburn, MA 01801

                                                        Re: SES AI Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed April 25,
2023
                                                            File No. 333-271423

       Dear Qichao Hu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Scott Levi